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                          December 5, 2023

       William Rice
       Chief Executive Officer
       Aptose Biosciences Inc.
       251 Consumers Road, Suite 1105
       Toronto, Ontario, Canada M2J 4R3

                                                        Re: Aptose Biosciences
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 4,
2023
                                                            File No. 333-275870

       Dear William Rice:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Dan Miller